Exhibit 16.1

KPMG LLP

774 Main Street, Suite 600, PO Box 827

Moncton, NB E1C 8N6

Canada

Telephone 506 856 4400

Fax 506 856 4499

Securities Exchange Commission

Washington, D.C. 20549

April 15, 2024

Re: Change in Registrant’s Certifying Accountant

We have read the Change in Registrant’s Certifying Accountant of Breathe Biomedical Inc. (the “Company”) included in Schedule “A” to the Company’s Draft Registration Statement dated April 11, 2024, and have the following comments:

1.We agree with the statements made in the first, third and, fourth, paragraphs.

2.We have no basis on which to agree or disagree with the statements made in the remaining paragraphs.

Yours very truly,

Chartered Professional Accountants, Licensed Public Accountants

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP